Exhibit 4.3

HUBILU VENTURE CORPORATION
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following is a brief description of the shares of capital stock of Hubilu Venture Corporation (the “Company,” “we,” “us,” or “our”). The brief description is based upon our Articles of Incorporation (as amended, our “Articles of Incorporation”), our Bylaws (our “Bylaws”), and provisions of applicable Delaware law. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Articles of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K.

We encourage you to read our certificate of incorporation, bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for more information. References herein to “we,” “our,” “us,” and “the Company” refer solely to Hubilu Venture Corporation.

General

Our Articles of Incorporation authorize us to issue 110,000,000 shares, consisting of (i) 100,000,000 shares of common stock, par value $0.001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2023, we had outstanding 26,237,125 shares of common stock, 520,400 shares of series 1 preferred stock outstanding. Our common stock is approved for quotation on the OTC Markets’ OTCPK marketplace under the symbol “HBUV.”

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law and certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

The shares of preferred stock may be issued by our board of directors, subject to any limitations prescribed by law, without further vote or action by the stockholders from time to time in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding.

Classified Board of Directors

Neither the Company’s certificate of incorporation nor its bylaws provide for a classified Board.

Removal of Directors

Our bylaws provide that stockholders may remove a director with or without cause only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Director Vacancies

Our bylaws provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Special Meetings of Stockholders

Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the request of the President or when requested in writing by stockholders holding at least 10% of the Company’s stock having the right and entitled to vote at such meeting.

Action by Written Consent

Our bylaws provide that any action to be taken by the stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amending our Certificate of Incorporation and Bylaws

Our certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our bylaws may be adopted, amended, altered, or repealed by a majority vote of the directors or by a vote of the stockholders holding a majority of the shares.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Common Stock

The holders of outstanding shares of Common Stock shall have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of Common Stock being entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the Corporation, except as may be provided in this Certificate of Incorporation, in a Preferred Stock Designation (as hereinafter defined), or as required by law.

Preferred Stock

Our 10,000,000 shares of authorized preferred stock may be issued, from time to time, in one or more classes or series, with such rights and designations, and for such consideration, as our Board of Directors may from time to time determine. We have designated two classes of preferred stock, a) Series A Preferred Stock, and b) Series 1 Preferred Stock.

Series A Preferred Stock

Series A Preferred Stock is a 5% voting, cumulative convertible Series A Preferred Stock, in which we authorized 100,000 shares with a stated value of $1.00 per share and a maturity date of September 30, 2030

Conversion – The holders of Series A Preferred Stock shall have the right, at their option, to convert all or any part of such shares into shares of Common Stock of the Corporation at any time after the date of issuance. The foregoing rights are subject to the following terms and conditions:

(A)	The Shares of Series A Preferred Stock shall be convertible into fully paid and non-assessable shares (calculated as to each conversion to the nearest 1/100th of a share) of Common Stock.
(B)	The number of shares of Common Stock issuable upon conversion of each share of the Series A Preferred Stock shall be equal to three hundred thirty-three and 33/100 (333 1/3) shares of Common Stock (the “Set Conversion Rate”). The number of shares of Common Stock is calculated by dividing the number of Series A Preferred Stock by $0.003.
(C)	The Set Conversion Rate shall be subject to adjustment from time to time in certain instances as hereinafter provided.
(D)	No payment or adjustment shall be made in respect of dividends on the Common Stock or the Preferred Stock upon conversion of shares of the Preferred Stock.
(E)	No fractional shares of Common Stock will be issued; rather, one fractional share per holder will be rounded up to a whole share.

Adjustments to Conversion – The Set Conversion Rate in effect at any time shall be subject to adjustment as follows:

(A)	The Set Conversion Rate effect at the time of the record or effective date for the following listed events shall be proportionately adjusted so that the holder of any share of the Preferred Stock surrendered for conversion after such time shall be entitled to receive the kind and amount of shares which they would have owned or have been entitled to receive had such share of the Preferred Stock been converted immediately prior to such time:

a.	If the Corporation declares a dividend on its Common Stock in shares of its capital stock;
b.	If the Corporation subdivides its outstanding shares of Common Stock;
c.	If the Corporation combines its outstanding shares of Common Stock into a smaller number of shares; or
d.	If the Corporation issues by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing corporation) any shares of its capital stock.
e.	If the Corporation issues or sells any additional shares of Common Stock at any time after the date on which the first share of Series A Preferred Stock is issued (the “Issue Date”) for no consideration or for a consideration per additional share of Common Stock that is less than the Set Conversion Price in effect on the date of and immediately prior to the issuance or sale (or deemed issuance or sale), then the Set Conversion Price will be reduced concurrently with the issuance or sale (or deemed issuance or sale) to a price equal to the lowest price per share at which any additional share of Common Stock is issued or sold (or deemed to be issued or sold).

(B)	Such adjustment shall be made successively whenever any event listed above shall occur.

Series 1 Preferred Stock

Series 1 Preferred Stock is a 5% voting, cumulative convertible Series 1 Preferred Stock, in which we authorized 2,000,000 shares with a stated value of $1.00 per share and a maturity date of September 30, 2029.

Conversion – The holders of Series 1 Preferred Stock shall have the right, at their option, to convert all or any part of such shares into shares of Common Stock of the Corporation at any time after the date of issuance. The foregoing rights are subject to the following terms and conditions:

(A)	The Shares of Series 1 Preferred Stock shall be convertible into fully paid and non-assessable shares (calculated as to each conversion to the nearest 1/100th of a share) of Common Stock.
(B)	The number of shares of Common Stock issuable upon conversion of each share of the Series 1 Preferred Stock shall be equal to the lesser of: (i) $0.50 per share of Common Stock; or (ii) a ten percent (10%) discount to the average closing bid price of the Company’s Common Stock five (5) days prior to the notice of Conversion (the “Set Conversion Rate”). The number of shares of Common Stock is calculated by dividing the number of Series 1 Preferred Stock by either: (i) $0.50 or (ii) ten percent (10%) less than the average of the Corporation’s closing bid price five (5) days prior to the date of the Notice of Conversion.
(C)	The Set Conversion Rate shall be subject to adjustment from time to time in certain instances as hereinafter provided.
(D)	No fractional shares of Common Stock will be issued; rather, one fractional share per holder will be rounded up to a whole share.

Adjustments to Conversion – The Set Conversion Rate in effect at any time shall be subject to adjustment as follows:

(C)	The Set Conversion Rate effect at the time of the record or effective date for the following listed events shall be proportionately adjusted so that the holder of any share of the Preferred Stock surrendered for conversion after such time shall be entitled to receive the kind and amount of shares which they would have owned or have been entitled to receive had such share of the Preferred Stock been converted immediately prior to such time:

a.	If the Corporation declares a dividend on its Common Stock in shares of its capital stock;
b.	If the Corporation subdivides its outstanding shares of Common Stock;

c.	If the Corporation combines its outstanding shares of Common Stock into a smaller number of shares; or
d.	If the Corporation issues by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing corporation) any shares of its capital stock.
e.	If the Corporation issues or sells any additional shares of Common Stock at any time after the date on which the first share of Series 1 Preferred Stock is issued (the “Issue Date”) for no consideration or for a consideration per additional share of Common Stock that is less than the Set Conversion Price in effect on the date of and immediately prior to the issuance or sale (or deemed issuance or sale), then the Set Conversion Price will be reduced concurrently with the issuance or sale (or deemed issuance or sale) to a price equal to the lowest price per share at which any additional share of Common Stock is issued or sold (or deemed to be issued or sold).

(D)	Such adjustment shall be made successively whenever any event listed above shall occur.

Voting – The holders of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted.

Change – Each share of Preferred Stock, is convertible at the option of the holder, into shares of common stock, at the lesser of $0.50 per share or a ten percent (10%) discount to the average closing bid price of the common stock 5 days prior to the notice of conversion. The Preferred Stock is also subject to certain adjustments for dilution, if any, resulting from future stock issuances, including for any subsequent issuance of common stock at a price per share less than that paid by the holders of the Preferred Stock.

Dividends – The holders of the Preferred Stock in preference to the holders of common stock, are entitled to receive, if and when declared by the Board of Directors, dividends at the rate of 5% per annum, in kind, which shall accrue quarterly. Such dividends are cumulative. The Company has accrued $179,463 of dividends as of December 31, 2023. No such dividends have been paid to date.

Liquidation – In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive, in preference to the holders of common stock, a per-share amount equal to the original issue price of $1.00 (as adjusted, as defined), plus all declared but unpaid dividends.

Anti-Takeover Effects of Provisions of Our Charter Documents

Certain provisions of Delaware law and our Bylaws may have the effect of delaying, deferring or preventing another party from acquiring control of the Company. These provisions may discourage and prevent coercive takeover practices and inadequate takeover bids.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Globex Transfer, LLC. Globex Transfer’s address and phone number is: 780 Deltona Blvd., Suite 202, Deltona, FL 32725; telephone number (813) 344-4490. Further information about the transfer agent is available at its website, located at: https://www.globextransfer.com/.